COINCHECK GROUP N.V. and its subsidiaries.
CERTAIN DEFINED TERMS
Acronyms and defined terms used in the text include the following:

Term	Description
3iQ	Collectively, 3iQ Digital Holdings Inc., a company under the federal laws of Canada, its principal operating subsidiary 3iQ Corp., and its other subsidiaries, direct and indirect. 3iQ became a subsidiary of Coincheck Group February 2026.
3iQ Acquisition Agreement	Sale and Purchase Agreement, dated January 8, 2026, among Monex, Coincheck Parent, and certain other parties, pursuant to which Coincheck Parent acquired from Monex and certain minority shareholders approximately 99.8% beneficial ownership and control of 3iQ.
Altcoin	A term sometimes used to refer to a cryptocurrency other than Bitcoin.
AMF	The French Authority for the Financial Markets, the Autorité des Marchés Financiers.
AML/CFT	Anti-Money Laundering and Countering Financing of Terrorism
Aplo	Aplo SAS, a simplified joint stock company under the laws of France and a licensed MiCA Crypto-Asset Service Provider, is a crypto prime brokerage for institutional investors and a subsidiary of Coincheck Parent since October 2025.
Aplo Acquisition Agreement	Share Contribution and Transfer Agreement, dated August 27, 2025, and completed October 14, 2025, among Coincheck Parent and the holders of all of the then-issued shares of Aplo, relating to the acquisition by Coincheck Parent owning of all of the issued shares of Aplo.
AUM	Assets Under Management
Bitcoin (“BTC”)	The first system of global, decentralized, scarce, digital money as initially introduced in a white paper titled “Bitcoin: A Peer-to-Peer Electronic Cash System” by Satoshi Nakamoto.
blockchain	A cryptographically secure digital ledger that maintains a record of all transactions that occur on a network and follows a consensus protocol for confirming new blocks to be added.
Board or Board of Directors	The board of directors of Coincheck Group N.V.
Business Combination	The Business Combination consummated on December 10, 2024 pursuant to the Business Combination Agreement, including related transactions therein described.
Business Combination Agreement	The Business Combination Agreement, dated as of March 22, 2022, as amended, by and among Thunder Bridge, Coincheck Parent, M1 GK, Coincheck Merger Sub, Inc., and Coincheck, and the agreements contemplated therein for related transactions to be signed or completed at closing.
CaaS	Crypto-as-a-Service, more specifically, white-label or co-branded offerings or similar distribution arrangements with third-party firms who need crypto-asset trade execution and settlement, and/or custody, from a licensed crypto-asset provider so that they may offer crypto asset investments to their customer bases, sometimes also referred to as a type of B2B2C (business-to-business-to-customer) relationship.
CASP	Crypto-assets services provider (as licensed by the AMF).
Coincheck	Coincheck, Inc., a Japanese joint stock company (kabushiki kaisha) and the principal operating subsidiary of Coincheck Parent, and is a licensed cryptocurrency exchange services provider in Japan.

COINCHECK GROUP N.V. and its subsidiaries.

Term	Description
Coincheck NFT Marketplace	Coincheck’s service available to customers that enables non-fungible tokens (NFTs) to be purchased.
Coincheck Parent	Coincheck Group N.V., a Dutch public limited liability company (naamloze vennootschap).
cold wallet	Sometimes also described as cold storage, the storage of private keys in any fashion that is disconnected from the internet in order to protect data from unauthorized access. Common examples include offline computers, USB drives or paper records.
cover counterparties	Counterparties with which cover transactions are executed.
cover transactions	Transactions executed by us with a party on an external exchange (which, for these purposes, includes for Coincheck the Exchange platform) or market maker that is connected via API to our systems, in order to offset our own positions or reduce our exposure arising from transactions in crypto assets with customers using Coincheck’s Marketplace platform or Aplo's platform for brokerage services.
crypto	A broad term for any cryptography-based market, system, application, or decentralized network.
crypto asset	A digitally transferable representation of value or rights that is not denominated in fiat currency, and that is not considered a security or financial instrument under applicable law.
cryptocurrency	Bitcoin and altcoins — crypto assets designed to function as a medium of exchange or store of value.
customer account or customer’s account
The single account, as governed by one customer agreement, opened by a customer that enables the customer to use, (i) for Coincheck, the Marketplace platform, Exchange platform, Coincheck NFT Marketplace, participate in Coincheck’s IEO platform offerings, and otherwise use Coincheck’s crypto services offered to its accountholders (i.e., there is one account per verified user for all accountholder services, and not separate accounts or customer agreements for each platform or service), and (ii) for Aplo, Aplo’s prime brokerage services.

customer assets or customer-assets	Cryptocurrencies held for customers + fiat currency deposited by customers. For the avoidance of doubt, "customer assets" do not include NFTs and, for Aplo's customer deposits, include stablecoins.
customers (or “users”)	Parties who hold accounts and utilize the services provided on crypto asset platforms. This definition, as used in the description of our business, generally does not include cover counterparties, and thus such definition differs from the definition of “customer” under IFRS 15. Notwithstanding the foregoing, for purposes of the Company’s audited financial statements included elsewhere in this report, customer refers to customers that meet the definition under IFRS 15, including the parties described in the preceding paragraph as well as cover counterparties.
DeFi	Short for “Decentralized Finance,” referring to a peer-to-peer network built on blockchain technology that can be used to facilitate traditional financial services like borrowing, lending, trading derivatives, and insurance.
ERTRs and ERTRISs	Electronically recorded transferable rights (ERTRs) and electronically recorded transferable rights to be indicated on securities (ERTRIS) under FIEA.
Ethereum and Ether (ETH)	A decentralized global computing platform that supports smart contract transactions and peer-to-peer applications, as well as the native crypto assets, such as Ether (ETH), on the Ethereum network.
Exchange Act	The U.S. Securities Exchange Act of 1934, as amended.

COINCHECK GROUP N.V. and its subsidiaries.

Term	Description
Exchange platform	Coincheck’s exchange platform, targeted to more sophisticated crypto investors and traders, which facilitates crypto asset purchase and sale transactions between customers generally on a no-fee basis, and on which Coincheck from time to time purchases or sells crypto assets to help support the covering of transactions on its Marketplace platform.
FEFTA	The Foreign Exchange and Foreign Trade Act of Japan (Act No. 228 of 1948). Under FEFTA, Japan’s Ministry of Finance and its ministries with jurisdiction over a target entity’s business review foreign direct investments and impose certain restrictions on such investments made by foreign investors.
FIEA	Japan’s Financial Instruments and Exchange Act
fork	A “soft” fork aims to be a backward-compatible upgrade to a blockchain, allowing nodes running older versions to still validate new transactions. A “hard” fork is a non-backward-compatible change that requires all nodes to upgrade to the new version, often resulting in a permanent split in the blockchain which results in two different blockchains, the original, and the new version, resulting in the creation of a new token.
hot wallet	A wallet that is connected to the Internet, enabling it to broadcast transactions.
Initial Exchange Offering (“IEO”)/Initial Token Offering	A fundraising event where a crypto start-up raises money through a cryptocurrency exchange. An IEO is a type of Initial Token Offering where a company or project electronically issues utility tokens to procure funds, with a cryptocurrency exchange acting as the main party for screening the project and selling the issuer tokens. Interested supporters can buy tokens with fiat currency or cryptocurrency. The token may be exchangeable in the future for a new cryptocurrency to be launched by the project, or a discount or early rights to a product or service proposed to be offered by the project.
Japan Virtual and Crypto Assets Exchange Association (the “JVCEA”)
The JVCEA is a self-regulatory organization for the Japanese cryptocurrency industry under the Payment Services Act, which is formally recognized by the Financial Services Agency of Japan (the “JFSA”). The JVCEA was established in 2018 after a hacking incident of NEM digital tokens occurred with an operational focus on the inspection of the security of domestic exchanges and the enforcement of stricter regulations. The members of the JVCEA consist of the 32 licensed class 1 Japanese virtual currency exchange service providers as of the reporting date.

KDDI	KDDI Corporation, a Japanese corporation listed on the Tokyo Stock Exchange and headquartered in Tokyo, Japan, a major Japanese telecommunications company that provides mobile communications, digital entertainment, and integrated finance and energy services.
KDDI Investment Agreement	Share Subscription and Investor Rights Agreement, dated May 12, 2026, between Coincheck Parent and KDDI, pursuant to which KDDI subscribed for 28,536,516 Ordinary Shares (which constituted approximately 14.9% of the issued and outstanding shares upon closing of the subscription) for a subscription price of USD 2.28 per share, an aggregate subscription price of $65,063,256, which, upon completion, made KDDI the owner of approximately 14.9% of the issued and outstanding Ordinary Shares. The subscription was completed in June 2026.
KDDI Nominee	The nominee to serve as a Non-Executive Director of Coincheck Parent, which KDDI has the right to designate pursuant to, and subject to the terms and conditions of, the KDDI Investment Agreement.

COINCHECK GROUP N.V. and its subsidiaries.

Term	Description
M1 GK
M1 Co G.K., a Japanese limited liability company (godo kaisha) that was a direct, wholly owned subsidiary of Coincheck Parent and the sole shareholder of Coincheck, which was merged into Coincheck on June 20, 2025, resulting in Coincheck Parent becoming the sole shareholder of Coincheck.

Marketplace platform	Coincheck’s main platform offering that supports, as of June 30, 2026, 34 different cryptocurrencies, and is used primarily by retail customers to buy and sell the supported cryptocurrencies.
MiCA	The European Union's Market in Crypto Assets Regulation.
miner	Individuals or entities who operate a computer or group of computers that add new transactions to blocks and verify blocks created by other miners. Miners collect transaction fees and are rewarded with new tokens for their service.
mining	The process by which new blocks are created, and thus new transactions are added to the blockchain.
Monex	Monex Group, Inc., a Japanese joint stock company (kabushiki kaisha) listed on the Tokyo Stock Exchange.
Nasdaq	Nasdaq Global Market.
NEM (“XEM”)	NEM (abbreviated as “XEM” on exchange platforms) is a type of open-source cryptocurrency developed for the “New Economic Movement” network. NEM is a crypto asset with a strong community in Japan in particular, and the goal of NEM is to establish a new economic framework based on the principles of decentralization, economic freedom and equality rather than the existing frameworks managed by countries and governments.
network	Also sometimes referred to as a crypto network, cryptocurrency network or blockchain network, a system of interconnected computers that records and verifies cryptocurrency transactions, including the collection of all miners that use computing power to maintain the ledger and add new blocks to the blockchain.
Next Finance	Next Finance Tech Co., Ltd, a Japanese private company engaged in a staking platform services business, that Coincheck Parent acquired in March 2025.
non-fungible token, or NFT	A unique and non-interchangeable unit of data stored on a blockchain which allows for a verified and public proof of ownership, first launched on the Ethereum blockchain.
on-chain	A type of crypto transaction that is directly recorded as data on a blockchain. A type of transaction that is not directly recorded on a blockchain is referred to as “off-chain.”
Ordinary Shares	Ordinary Shares of Coincheck Parent, traded on Nasdaq under the symbol “CNCK.”
Private Warrants	Warrants, issued by Coincheck Parent, and held by Thunder Bridge Sponsor.
protocol	A type of algorithm or software that governs how a blockchain operates.
PSA	Japan’s Payment Services Act, a law governing registration and other requirements relating to the issuance and exchange of prepaid payments, as amended to cover crypto assets.
public key or private key
Each public address is associated with a cryptographic key pair consisting of a private key and a corresponding public key derived from it. The private key enables the holder to authorize transactions and control access to crypto assets associated with the address, while the public key is used to verify transaction signatures. Public addresses are derived from public keys and function as identifiers for receiving crypto assets.

COINCHECK GROUP N.V. and its subsidiaries.

Term	Description
Public Warrants	Warrants, issued by Coincheck Parent, and traded on Nasdaq under the symbol “CNCKW.”
SEC	The U.S. Securities and Exchange Commission.
Securities Act	The U.S. Securities Act of 1933, as amended.
smart contract	Software that digitally facilitates or enforces a rules-based agreement or terms between transacting parties.
staking	The process of participating in proof-of-stake blockchain networks by committing crypto assets to support transaction validation and network operations in exchange for staking rewards.
Thunder Bridge	Thunder Bridge Capital Partners IV, Inc., a Delaware corporation, the special purpose acquisition company (SPAC) for the de-SPAC transaction embodied by the Business Combination Agreement.
Thunder Bridge Sponsor	TBCP IV, LLC, a Delaware limited liability company, Thunder Bridge’s sponsor and the recipient of Ordinary Shares as “sponsor shares” pursuant to the Business Combination Agreement.
USD or US$ or $	Refers to U.S. dollars.
wallet	A place to store public and private keys for crypto assets.
Warrants	The Public Warrants and Private Warrants, collectively.

COINCHECK GROUP N.V. and its subsidiaries.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

COINCHECK GROUP N.V. and its subsidiaries.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

		For the three months ended June 30,
(In millions)	Notes	2025	2026
Revenue:
Revenue	5	¥83,553	¥113,232
Other revenue	5	436	1,100
Total revenue	5	83,989	114,332

Expenses:
Cost of sales		81,288	111,412
Selling, general and administrative expenses		3,571	4,293
Total expenses		84,859	115,705
Operating loss		(870)	(1,373)

Other income and expenses
Other income		1	267
Other expenses		(132)	(14)
Financial income		1	31
Financial expenses		(251)	(95)
Share of loss of equity-accounted investees, net of tax		—	(24)
Loss before income taxes	9	(1,251)	(1,209)
Income tax expense (benefit)	10	126	(33)
Net loss for the period attributable to owners of the Company	9	(1,377)	(1,176)

Other comprehensive income:
Foreign currency translation adjustment		207	(40)
Total comprehensive loss for the year attributable to owners of the Company	9	¥(1,170)	¥(1,215)

Earnings (loss) per share:		(Yen)	(Yen)
Basic and diluted net losses per share	9	¥(10.52)	¥(6.92)
Weighted-average shares - basic and diluted	9	130,814,526	169,846,807
The accompanying notes are an integral part of these condensed consolidated interim financial statements (unaudited).

COINCHECK GROUP N.V. and its subsidiaries.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

		As of
(In millions)	Notes	March 31, 2026	June 30, 2026
Assets:
Current assets:
Cash and cash equivalents		¥9,458	¥16,081
Cash segregated as deposits		50,024	43,224
Crypto assets held	7	37,876	32,932
Customer accounts receivable		1,422	1,303
Other financial assets	7	430	444
Other current assets		1,274	1,124
Total current assets		100,484	95,108
Noncurrent assets:
Property and equipment		1,464	3,264
Intangible assets and goodwill		13,600	13,701
Crypto asset held	7	186	118
Other financial assets	7	474	485
Equity-accounted investees		491	472
Deferred tax assets		378	309
Other non-current assets		44	96
Total non-current assets		16,637	18,445
Total assets		117,121	113,553

Liabilities and Equity:
Liabilities:
Current liabilities:
Deposits received		49,814	43,518
Crypto asset borrowings	7	37,543	32,652
Other financial liabilities	7	4,517	1,943
Income taxes payable		647	1
Other current liabilities		616	321
Total current liabilities		93,137	78,435
Non-current liabilities:
Other financial liabilities		1,203	2,985
Warrant liability		132	185
Provisions		342	294
Deferred tax liabilities		562	540
Total non-current liabilities		2,239	4,004
Total Liabilities		95,376	82,439

COINCHECK GROUP N.V. and its subsidiaries.

		As of
(In millions)	Notes	March 31, 2026	June 30, 2026
Equity:
Ordinary shares		273	326
Capital surplus	9	34,247	44,556
Share-based payment reserve	8	1,156	1,378
Merger reserve		(9,258)	(9,258)
Treasury shares	9	(4)	(4)
Retained earnings (accumulated deficit)		(4,368)	(5,543)
Foreign currency translation adjustment		(301)	(341)
Total equity		21,745	31,114
Total liabilities and equity		¥117,121	¥113,553
The accompanying notes are an integral part of these condensed consolidated interim financial statements (unaudited).

COINCHECK GROUP N.V. and its subsidiaries.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(In millions)	Notes	Ordinary shares	Capital surplus	Share-based payment reserve	Merger reserve	Treasury shares	Retained earnings (accumulated deficit)	Foreign currency translation adjustment	Total equity
Balance as of April 1, 2025		¥213	¥13,317	¥—	¥—	¥(4)	¥(2,770)	¥13	¥10,769
Share-based payments		—	—	306	—	—	—	—	306
Foreign currency translation adjustment in foreign operations		—	—	—	—	—	—	207	207
Net loss for the period		—	—	—	—	—	(1,377)	—	(1,377)
Balance as of June 30, 2025		213	13,317	306	—	(4)	(4,147)	220	9,905

Balance as of April 1, 2026		¥273	¥34,247	¥1,156	¥(9,258)	¥(4)	¥(4,368)	¥(301)	¥21,745
Issuance of new shares		53	9,896	—	—	—	—	—	9,949
Refund of excise tax	9	—	305	—	—	—	—	—	305
Share-based payments	9	—	—	330	—	—	—	—	330
Issuance of shares for restricted share units	9	0	108	(108)	—	—	—	—	—
Foreign currency translation adjustment in foreign operations		—	—	—	—	—	—	(40)	(40)
Net loss for the period		—	—	—	—	—	(1,176)	—	(1,176)
Balance as of June 30, 2026		¥326	¥44,556	¥1,378	¥(9,258)	¥(4)	¥(5,543)	¥(341)	¥31,114
The accompanying notes are an integral part of these condensed consolidated interim financial statements (unaudited).

COINCHECK GROUP N.V. and its subsidiaries.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

		For the three months ended June 30,
(In millions)	Notes	2025	2026
Cash flows from operating activities:
Loss before income taxes		¥(1,251)	¥(1,209)
Depreciation and amortization		164	293
Interest expense		24	12
Share-based payments	9	298	330
Foreign exchange (gain) loss		94	(164)
Share of loss of equity-accounted investees, net of tax		—	24
Change in fair value of warrant liability		223	50
Decrease in cash segregated as deposits		1,812	6,800
(Increase) decrease in crypto assets held		(8,933)	5,011
(Increase) decrease in customer accounts receivable		(28)	119
Increase in other financial assets (current assets)		(47)	(14)
Decrease in other current assets		381	178
Increase in other financial assets (non-current assets)		—	(72)
Increase (decrease) in deposits received		82	(6,297)
Increase (decrease) in crypto asset borrowings		8,756	(4,891)
Increase (decrease) in other financial liabilities		89	(551)
Decrease in other current liabilities		(53)	(219)
Other, net		4	222
Cash provided by (used in) operating activities		1,615	(378)
Interest income received		1	10
Interest expenses paid		(24)	(45)
Income taxes paid		(746)	(730)
Net cash provided by (used in) operating activities		846	(1,143)

Cash flows from investing activities
Purchase of property and equipment		(24)	(61)
Expenditure on internally generated intangible assets		(157)	(247)
Proceeds from refund of guarantee deposits		—	59
Acquisition of subsidiaries, net of cash acquired		(100)	—
Proceeds from investments		—	21
Net cash used in investing activities		(281)	(228)

Cash flows from financing activities
Issuance of ordinary shares, net of issuance costs		—	9,999
Proceeds from short-term loans payable		500	2,000
Repayments of short-term loans payable		(500)	(2,020)
Proceeds from loan from related party		7,038	—
Repayments of loan from related party		(5,448)	(2,008)
Repayments of lease obligations		(94)	(99)
Net cash provided by financing activities		1,496	7,872

COINCHECK GROUP N.V. and its subsidiaries.

		For the three months ended June 30,
(In millions)	Notes	2025	2026

Effect of exchange rate change on cash and cash equivalents		(8)	122
Net increase in cash and cash equivalents		2,061	6,501
Cash and cash equivalents at the beginning of period		8,584	9,458
Cash and cash equivalents at the end of period		¥10,636	¥16,081
The accompanying notes are an integral part of these condensed consolidated interim financial statements (unaudited).

COINCHECK GROUP N.V. and its subsidiaries.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
1.Reporting Entity
Coincheck Group N.V. (“Coincheck Parent”) is a Dutch public limited liability company (naamloze vennootschap), with its registered office at Nieuwezijds Voorburgwal 162, the Netherlands. The condensed consolidated interim financial statements consist of Coincheck Parent and its subsidiaries (together referred to as the “Company”).
The Company has primarily engaged in providing end-to-end crypto asset exchange services through Coincheck Inc., a Japanese joint stock company (kabushiki kaisha) (“Coincheck”), by offering its customers multi-cryptocurrency marketplace and exchange platforms (the “Marketplace platform” and the “Exchange platform,” respectively) with a deep pool of liquidity for trading crypto assets through its user-friendly applications. The Company also provides digital asset management services through 3iQ, acquired on February 28, 2026, and digital asset prime brokerage services through Aplo SAS (“Aplo”), acquired on October 14, 2025.
Coincheck Parent was originally formed by Monex Group, Inc. (“Monex”) and became publicly traded on Nasdaq on December 11, 2024 as a result of the business combination among Thunder Bridge Capital Partners IV, Inc., a Delaware corporation (“Thunder Bridge”), Coincheck Parent, M1 Co G.K. (“M1 GK”), a Japanese limited liability company (godo kaisha) and a wholly owned subsidiary of Coincheck Parent, Coincheck Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Coincheck Parent, and Coincheck (the “Business Combination”) pursuant to the Business Combination Agreement, dated as of March 22, 2022, as amended from time to time, by and among such parties (the “Business Combination Agreement”) in the following steps:
•On December 10, 2024, Coincheck and Coincheck Parent caused M1 GK to implement a share exchange (kabushiki koukan) under and in accordance with the applicable provisions of the Companies Act of Japan, pursuant to which the Ordinary Shares of Coincheck were exchanged for Ordinary Shares of Coincheck Parent (“Ordinary Shares”) (the “Share Exchange”).
•The effect of the Share Exchange was that, amongst others, Coincheck shareholders became holders of the Ordinary Shares, and Coincheck became a direct, wholly owned subsidiary of M1 GK and an indirect wholly-owned subsidiary of Coincheck Parent.
•Following the Share Exchange, Merger Sub was merged with and into Thunder Bridge (the “Merger”), following which the separate corporate existence of Merger Sub ceased and Thunder Bridge continued as the surviving corporation and became a wholly-owned subsidiary of Coincheck Parent (subsequently renamed CCG Administrative Services, Inc. (“CCG AS”) on January 31, 2025).
•As a result of the Merger: (a) each Thunder Bridge common share issued and outstanding immediately prior to the Merger was exchanged for the right to receive one Ordinary Share; and (b) each Thunder Bridge warrant that was outstanding immediately prior to the Merger (a “Thunder Bridge Warrant”) was automatically and irrevocably modified, pursuant to and in accordance with the Warrant Agreement, dated June 29, 2021, by and among Thunder Bridge and Continental Stock Transfer & Trust Company, as amended by the Warrant Assumption and Amendment Agreement, dated as of December 10, 2024, by and among Thunder Bridge, Coincheck Parent and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), to provide that, in lieu of the amount of Thunder Bridge common shares that a holder of a Thunder Bridge Warrant would have been entitled to acquire if the Thunder Bridge Warrant was exercised prior to the Merger, the holder thereof was now entitled to acquire the same amount of Ordinary Shares.
As a result of the Business Combination, Thunder Bridge, M1 GK and Coincheck became wholly-owned subsidiaries of Coincheck Parent (in June 2025, M1 GK was merged into Coincheck, resulting in Coincheck becoming a direct wholly owned subsidiary of Coincheck Parent). On December 11, 2024, Ordinary Shares and

COINCHECK GROUP N.V. and its subsidiaries.
public warrants of Coincheck Parent commenced trading on the Nasdaq Stock Market (“Nasdaq”) under the symbols “CNCK” and “CNCKW,” respectively.
The transaction has been accounted for with Thunder Bridge being identified as the “acquired” entity for financial reporting purposes, accordingly, as the equivalent of Coincheck issuing shares for the net assets of Thunder Bridge, accompanied by a recapitalization. Therefore, these condensed consolidated interim financial statements have been presented as a continuation of Coincheck.
On June 9, 2026, KDDI Corporation made a strategic investment in the Company and became, upon completion of the transaction, the owner of approximately 14.9% of Coincheck Parent’s issued and outstanding Ordinary Shares. Pursuant to the investment agreement, KDDI subscribed for 28,536,516 Ordinary Shares for a subscription price of USD 2.28 per share, an aggregate subscription price of $65,063,256. KDDI, a Japanese corporation listed on the Tokyo Stock Exchange and headquartered in Tokyo, Japan, is a major Japanese telecommunications company that provides telecommunications services, finance and energy, IoT services for connected cars, and data center connectivity. Concurrently with the signing of the investment agreement, Coincheck entered into a business alliance agreement with KDDI focused on collaborative initiatives aimed at expanding the digital asset market in Japan, including through mutual customer referral programs and related revenue sharing and referral fees.
2.Basis of preparation of condensed consolidated interim financial statements
(1)Compliance with IFRS Accounting Standards
The condensed consolidated interim financial statements for the three months ended June 30, 2026 have been prepared in accordance with IAS 34, Interim Financial Reporting, and presented in a format consistent with the consolidated financial statements under IAS 1, Presentation of Financial Statements. However, they do not include all of the notes that would be required in a complete set of financial statements. Thus, these condensed consolidated interim financial statements should be read in conjunction with the consolidated financial statements for the year ended March 31, 2026.
(2)Approval of the condensed consolidated interim financial statements
The condensed consolidated interim financial statements were authorized for issuance on August 14, 2026, Eastern Time, by the Board of Directors of Coincheck Group N.V.
(3)Basis of measurement
The condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain assets and liabilities recorded at fair value mainly including crypto assets held (current assets), crypto asset borrowings and warrant liabilities.
(4)Use of judgments, estimates, and assumptions
The preparation of condensed consolidated interim financial statements in accordance with IFRS requires management to make certain judgments, estimates, and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the consolidated financial statements for the year ended March 31, 2026.

COINCHECK GROUP N.V. and its subsidiaries.
(5)Functional currency and presentation currency
The condensed consolidated interim financial statements are presented in Japanese yen, which is the functional currency of Coincheck. The functional currencies of the entities within the Company for the periods presented include JPY, USD, EUR, and CAD. All amounts have been rounded to the nearest million Japanese yen, unless otherwise indicated.
3.Material accounting policies
The accounting policies adopted in the presentation of these condensed consolidated interim financial statements are consistent with those adopted for the presentation of the consolidated financial statements for the year ended March 31, 2026.
4.Segment reporting
Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (CODM) in deciding how to allocate resources to an individual segment and in assessing performance. The CEO of the Company is the CODM of the Company. The CODM reviews financial information for purposes of making operating decisions, allocating resources, and evaluating financial performance. While the Company does have revenue from multiple services, no measures of profitability by service are available. As a result, discrete financial information is not available for each such component. As such, the Company has determined that it operates as one operating segment and one reportable segment.
For the three months ended June 30, 2025 and 2026, there is no single customer from which revenue amounts to 10% or more of the Company’s total revenue.
5.Revenue
(1) Revenue breakdown
Revenue breakdowns by revenue from contracts with customers and other sources for the three months ended June 30, 2025 and 2026, are as follows:

	For the three months ended June 30,
(In millions)	2025	2026
Revenue arising from contracts with customers
Transaction revenue - Retail(1)	¥83,364	¥104,776
Transaction revenue - Institutional(2)	—	8,255
Commission received(3)	189	201
Sub-total	83,553	113,232

Other sources
Staking revenue(4)	381	579
Investment management fee revenue(5)	—	404
Other revenue(6)	55	117
Sub-total	436	1,100
Total	¥83,989	¥114,332
____________

COINCHECK GROUP N.V. and its subsidiaries.
(1) Transaction revenue - Retail mainly refers to the revenue from sales of crypto assets to retail customers and cover counterparties, which has been entirely derived from operations within Japan.
(2) Transaction revenue - Institutional refers to the revenue from Aplo’s prime brokerage services.
(3) Commission received refers to remittance fees, deposit and withdrawal fees, custodial fees, commissions received from the issuer and the applicants in the IEO business, commissions that arise from transactions on the Coincheck NFT Marketplace and commissions that arise from transactions on the Exchange platform, Aplo’s platform and other.
(4) Staking revenue refers to staking rewards in crypto assets received by making company or customer digital assets available to support network validation activities.
(5) Investment management fee revenue refers to fees derived from providing professional services to manage client accounts and sponsored investment vehicles.
(6) Other revenue is mainly related to the interest received from financial operations with JSF Trust and Banking Co., Ltd.
(2)Contract balance
As of March 31, 2026 and June 30, 2026, there were no significant contract assets or contract liabilities.
For the three months ended June 30, 2025 and June 30, 2026, there was no revenue recognized for contract balance performance obligations fulfilled (or partially fulfilled) in the past.
(3)Transaction price allocated to the remaining performance obligations
The Company does not have any contracts in which the projected initial contract period was longer than one year.
(4)Assets recognized from the costs to obtain or fulfill contracts with customers
The Company does not have any significant costs to obtain or fulfill contracts with customers.
6.Financial instruments
The fair values of financial assets and liabilities are determined as below. Information about the fair value hierarchy is described in Note 7 “Fair value measurement”.
(a)Cash and cash equivalents
Since cash and cash equivalents mainly consist of bank deposits, the carrying amount approximates their fair value.
(b)Cash segregated as deposits
Cash segregated as deposits includes cash deposited in trust accounts. The carrying amount approximates its fair value.
(c)Customer accounts receivable, Other financial assets, Deposits received, and Other financial liabilities
Other financial assets include receivables, guarantee deposits and stablecoins (USD Coin and EUR Coin). The carrying amount of instruments with short-term maturity approximates their fair value. The carrying amount of instruments with long-term maturity is a reasonable approximation of fair value, which is measured using future cash flows discounted by a rate reflecting the counterparty or the Company's credit worthiness.

COINCHECK GROUP N.V. and its subsidiaries.
(d)Warrant liabilities
As part of Thunder Bridge’s IPO, Thunder Bridge issued private and public warrants to third-party investors where each whole warrant entitled the holder to purchase one share of Thunder Bridge’s Class A common stock at an exercise price of USD11.5 per share. Simultaneously with the closing of the IPO, Thunder Bridge completed the private sale of warrants where each warrant allowed the holder to purchase one share of Thunder Bridge’s Class A common stock at USD11.5 per share.
Pursuant to a warrant assumption and amendment agreement, dated as of December 10, 2024, Thunder Bridge private and public warrants were exchanged for Coincheck Parent’s private and public warrants, respectively, and subject to the same material terms. As of December 10, 2024, there were 4,730,557 public warrants outstanding and 129,611 private warrants outstanding.
The warrants expire on the earlier of the fifth anniversary of December 10, 2024 or the date on which Coincheck Parent may call the public warrants for redemption, subject to the conditions outlined in the warrant assumption and amendment agreement. The warrants are exercisable at a price of USD11.5 per share.
7.Fair value measurement
(1)Fair value hierarchy
When measuring the fair value of an asset or a liability, the Company uses observable market data if reasonably available. Fair values are categorized into different levels in the fair value hierarchy based on the inputs used in the valuation techniques as follows:
Level 1:    Quoted prices without adjustments in an active market for identical assets or liabilities.
Level 2:    Inputs other than the quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.
Level 3:    Unobservable inputs for the assets or liabilities.
The level of fair value hierarchy is determined by the lowest-level input that is significant to the measurement of the fair value.
There were no transfers between levels for the three months ended June 30, 2025 and 2026.
(2)Fair value hierarchy of assets and liabilities measured at fair value on a recurring basis
Fair value hierarchy of assets and liabilities measured at fair value on a recurring basis in the condensed consolidated interim statements of financial position is as follows:

COINCHECK GROUP N.V. and its subsidiaries.

As of March 31, 2026
(In millions)	Note	Level 1	Level 2	Level 3(3)	Total
Crypto assets held(1)		¥37,876	¥—	¥—	¥37,876
Other financial assets(2)		110	—	54	164
Total		¥37,986	¥—	¥54	¥38,040

Crypto asset borrowings		¥37,543	¥—	¥—	¥37,543
Warrant liability
Public warrant liabilities	6	128	—	—	128
Private warrant liabilities	6	—	—	4	4
Total		¥37,672	¥—	¥4	¥37,675

As of June 30, 2026
(In millions)	Note	Level 1	Level 2	Level 3(3)	Total
Crypto assets held(1)		¥32,932	¥—	¥—	¥32,932
Other financial assets(2)		39	—	52	91
Total		¥32,972	¥—	¥52	¥33,024

Crypto asset borrowings		¥32,652	¥—	¥—	¥32,652
Warrant liability
Public warrant liabilities	6	177	—	—	177
Private warrant liabilities	6	—	—	8	8
Total		¥32,829	¥—	¥8	¥32,837
____________
(1) Crypto assets held (current assets) consist of cryptocurrencies for facilitating customer transactions.
(2) Stablecoins included in “Other financial assets” are categorized as Level 1. Other financial assets categorized as Level 3 are equity investments in non-listed companies by using the valuation method based on net assets adjusted by items that are necessary for fair value measurement purposes. The changes in fair value are recognized through other income and expenses. The financial assets categorized as Level 3 are measured by valuation policy and procedures set by the Company and the valuation results are reviewed and approved by Chief Financial Officer.
(3) The following table presents a reconciliation of other financial assets and private warrant liabilities measured at fair value on a recurring basis using significant unobservable inputs:

Equity security investments
	As of June 30,
(In millions)	2025	2026
Balance, beginning of period	¥46	¥54
Purchases	100	—
Change in fair value	(3)	(2)
Foreign exchange impact	—	(0)
Balance, end of period	¥143	¥52

COINCHECK GROUP N.V. and its subsidiaries.

Private warrant liabilities
	As of June 30,
(In millions)	2025	2026
Balance, beginning of period	¥12	¥4
Change in fair value	11	4
Foreign exchange impact	(1)	0
Balance, end of period	¥22	¥8
Private warrant liability is valued using a Black-Scholes Merton model. The assumptions used to value the private warrant liabilities were as follows.

	As of
	March 31, 2026		June 30, 2026
Exercise price	USD	11.5	USD	11.5
Share price	USD	1.5	USD	2.2
Volatility	74.0%		74.0%
Expected life (in years)	3.7		3.4
Risk-free rate	3.86%		3.76%
Dividend yield	—%		—%
(3)Fair value hierarchy of assets and liabilities measured at fair value on a non-recurring basis
As of March 31, 2026
There were no significant assets or liabilities measured at fair value on a nonrecurring basis as of March 31, 2026.
As of June 30, 2026
There were no significant assets or liabilities measured at fair value on a nonrecurring basis as of June 30, 2026.
8.Share-based payments
Coincheck Parent established equity-settled share-based payment program. Under this program, the Company granted Restricted Share Units (the “RSUs”) to managing directors and officers, and board members of the Company, and the Company’s qualified employees and non-employee consultants. The RSUs vest upon the satisfaction of service-based conditions or performance conditions. Once vested, the RSUs are settled by delivery of one Ordinary Share per unit. Certain employees and independent contractors of 3iQ held RSUs that had been granted by 3iQ prior to its acquisition by Coincheck Parent. The Coincheck Parent RSUs to replace such cancelled 3iQ RSUs were, in accordance with the terms of such stock purchase agreement, granted by Coincheck Parent on May 15, 2026.
A summary of RSUs activity is as follows:
(1)RSUs with service-based conditions (equity settled)
The RSUs with service-based conditions vest over a service period ranging from ten months to three years.

COINCHECK GROUP N.V. and its subsidiaries.

	Number of shares	Weighted Average Grant Date Fair Value Per Share
Balance as of April 1, 2025	—	$—
Granted	3,834,430	5.42
Vested	—	—
Forfeited and cancelled	—	—
Balance as of June 30, 2025	3,834,430	$5.42

	Number of shares	Weighted Average Grant Date Fair Value Per Share
Balance as of April 1, 2026	3,771,145	$5.39
Granted	874,088	2.06
Vested	(157,645)	5.43
Forfeited and cancelled	(1,550)	7.75
Balance as of June 30, 2026	4,486,038	$4.74
(2)RSUs with performance conditions (equity settled)
The RSUs with performance conditions vest in March 31, 2028, based on the condition that the average closing price for the Ordinary Shares for the 30-calendar-day period up to and including the trading day prior to the date of vesting is at least $12.00 per share.

	Number of shares	Weighted Average Grant Date Fair Value Per Share
Balance as of April 1, 2025	—	$—
Granted	285,419	3.15
Vested	—	—
Forfeited and cancelled	—	—
Balance as of June 30, 2025	285,419	$3.15

	Number of shares	Weighted Average Grant Date Fair Value Per Share
Balance as of April 1, 2026	288,594	$3.12
Granted	—	—
Vested	(26,274)	3.45
Forfeited and cancelled	(1,329)	5.36
Balance as of June 30, 2026	260,991	$3.08
The fair value of RSUs with service-based conditions has been measured based on the Company’s observable share price. For RSUs with performance conditions, the fair value has been measured using a Monte Carlo simulation. The valuation of all RSUs has incorporated neither dividends nor other features.
The cost of RSUs is recognized in the condensed consolidated interim statements of profit or loss and other comprehensive income together with a corresponding increase in share-based payment reserve in the condensed

COINCHECK GROUP N.V. and its subsidiaries.
consolidated interim statements of changes in equity. The total cost of RSUs recognized were ¥298 million and ¥330 million for the three months ended June 30, 2025 and 2026, respectively.
As of June 30, 2026, the total unrecognized compensation cost related to unvested RSUs was ¥12 million, which is expected to be recognized over a weighted-average period of 1.59 years.
9.Earnings per share and Equity
The bases for calculating basic earnings (losses) per share and diluted earnings (losses) per share for the three months ended June 30, 2025 and 2026, are as follows:

	For the three months ended June 30,
(In millions, except per share data)	2025	2026
Net profits (losses) for the period attributable to owners of Coincheck Parent	¥(1,377)	¥(1,176)
Basic and diluted net losses per share	¥(10.52)	¥(6.92)
Weighted-average number of shares, basic and diluted	130,814,526	169,846,807
Basic net earnings (losses) per share are computed by dividing net profit (loss) by the weighted-average number of shares of Ordinary Shares outstanding during each period. It excludes the dilutive effects of any potentially issuable common shares (i.e., warrants, RSUs). Diluted net profit (loss) per share is calculated by including any potentially dilutive share issuances in the denominator. For the three months ended June 30, 2025 and 2026, all potentially dilutive securities were not included in the calculation of diluted losses per share as their effect would be anti-dilutive.
Non-Redemption Agreement
Coincheck Group B.V. and Thunder Bridge entered into the Non-Redemption Agreement with Ghisallo on December 4, 2024 and amended the Non-Redemption Agreement on March 10, 2024, pursuant to which Ghisallo agreed not to redeem (or to validly rescind any redemption requests on) an aggregate of 973,000 Thunder Bridge Public Shares (the “Non-Redemption Shares”). In exchange for the foregoing commitments not to redeem the Non-Redemption Shares, Thunder Bridge paid Ghisallo ¥1,593 million. If Ghisallo sold any Non-Redemption Shares by March 10, 2026 (the “Maturity Date”), Ghisallo agreed to pay Coincheck Parent an amount calculated based on the number of such Non-Redemption Shares sold. On the Maturity Date, Ghisallo agreed to transfer to Coincheck Parent, at no cost to Coincheck Parent and free and clear of any liens or encumbrances, any Non-Redemption Shares still retained by it. The Company considered this transaction to be an equity transaction in accordance with IAS 32, Financial Instruments: Presentation, whereas cash paid to Ghisallo was treated as an equity distribution and subsequent cash receipts as equity contributions. The Company received ¥202 million from this arrangement before the Maturity Date, which has been recorded to capital surplus. As a result, 854,242 Non-Redemption Shares were returned to Coincheck Parent at no cost on the Maturity Date, and no value was recorded in the Treasury shares in the consolidated statements of changes in equity for the fiscal year ended March 31, 2026. As of March 31 and June 30, 2026, the Company held 3,219,520 ordinary shares in treasury.
Refund of excise tax
In connection with the SPAC redemptions completed prior to the business combination, Thunder Bridge recorded excise tax payable under Section 4501 of the U.S. Internal Revenue Code. Upon the reverse recapitalization, this liability was included in the calculation of the listing expense, which was recorded as a charge to capital surplus. On November 24, 2025, the IRS issued Final Regulations providing transitional relief for mandatorily redeemable stock outstanding prior to August 16, 2022, which superseded the interim guidance under which the tax was originally paid. An amended tax return was filed in January 2026 requesting a full refund. The

COINCHECK GROUP N.V. and its subsidiaries.
refund was received for the three months ended June 30, 2026 and an amount of ¥305 million has been recorded as a credit to capital surplus, consistent with the line item through which the original charge was recognized, with the interest component recorded as financial income in condensed consolidated interim statements of profit or loss and other comprehensive income.
10.Income tax expense
The Company’s consolidated effective tax rate was (10.1)% and 2.7% for the three months ended June 30, 2025 and 2026, respectively. The change in the effective tax rate was primarily due to Coincheck Parent recognizing a loss before income taxes for the three months ended June 30, 2025 and 2026, which was not recognized as a deferred tax asset due to the fact that sufficient future taxable profits are not expected, as well as the impact of permanent differences.
11.Related parties
(1)Related party transactions
Below are the related-party balances as of March 31, 2026 and June 30, 2026:

(Unit： In millions)
Type of related party	Name of related party	Detail of transaction	Outstanding balance as of
			March 31, 2026	June 30, 2026
Subsidiaries of parent company	Monex Finance Corporation	Borrowing(2) (3)	2,524	500
Associates of parent company	Monex, Inc.	Partnership program revenue	3	4
Below is the related-party transaction impact on the condensed consolidated interim statements of profit or loss and other comprehensive income for the three months ended June 30, 2025 and 2026:

(Unit： In millions)
Type of related party	Name of related party	Detail of transaction	For the three months ended June 30,
			2025	2026
Subsidiaries of parent company	Monex Finance Corporation	Interest expense	22	28
Associates of parent company	Monex, Inc.	Transaction revenue(1)	1,715	1,326
		Cost of sales(1)	1,710	1,595
		Partnership program revenue	6	10
____________
(1) Certain of Coincheck’s related parties purchase or sell crypto assets on Coincheck’s Marketplace platform. The transactions for the three months ended June 30, 2025 and 2026 were made on terms equivalent to those that prevail in arm’s-length transactions. The Company recognized the corresponding transaction revenue amounting to ¥1,715 million and ¥1,326 million for the three months ended June 30, 2025 and 2026, respectively.
(2) Coincheck entered into a line of credit of ¥5,000 million with Monex Finance Corporation, with aggregate commitments as of March 31 and June 30, 2026. There is no outstanding balance under this arrangement as of March 31 and June 30, 2026. The interest rate under this was 1.75% for the three months ended June 30, 2025 and there

COINCHECK GROUP N.V. and its subsidiaries.
were no borrowings for the three months ended June 30, 2026. On September 1, 2025, Coincheck entered into a ¥500 million subordinated loan with Monex Finance Corporation. The loan carries a fixed interest rate of 9.50% and has a maturity date of September 30, 2027.
(3) Coincheck Parent entered into a line of credit contract for ¥2,554 million (¥16 million, denominated in U.S.dollars), as debtor, with Monex Finance Corporation for the purpose of operating capital as of March 31, 2026. The balance outstanding under this was ¥2,024 million as of March 31, 2026. The interest rate under this was 5.68% for the three months ended June 30, 2025 and 2026. For the three months ended June 30, 2026, the outstanding balance was paid down in full, and this credit facility has since expired as of June 30, 2026.
(2)Subsidiaries
As of June 30, 2026, the Company had eighteen consolidated subsidiaries, compared to eighteen as of March 31, 2026. The following is a list of the Company’s significant consolidated subsidiaries as of June 30, 2026.

Name of subsidiary	Place of incorporation and operation	Contents of business	Percentage of voting rights held by the Company
Coincheck, Inc.	Japan	Provides end-to-end crypto asset exchange services and operates multi-cryptocurrency marketplaces.	100%
CCG Administrative Services, Inc.	US	Provides certain administrative services for Coincheck Group N.V.	100%
Next Finance Tech Co., LTD.	Japan	Provides staking service.	100%
Aplo SAS	France	Provides a digital asset prime brokerage that serves institutional crypto investors	100%
3iQ Digital Holdings, Inc.	Canada	Holding company of 3iQ Corp.	99.8%
3iQ Corp	Canada	Investment fund manager of funds listed in Canada	99.8%
12.Events after the reporting date
There were no events after the reporting date and through the date when the condensed consolidated interim financial statements were authorized for issue that would require adjustment to these condensed consolidated interim statements or disclosure.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” or “our” refer to Coincheck Parent and subsidiaries after closing of the Business Combination.
The following discussion of our financial condition and results of operations should be read in conjunction with the unaudited condensed consolidated interim financial statements as of and for the three months ended June 30, 2026, and related notes contained therein. Our condensed consolidated interim financial statements are prepared in accordance with IAS 34 Interim Financial Reporting (IFRS Accounting Standards as issued by the IASB), which differs in certain significant respects from accounting principles generally accepted (GAAP) in other jurisdictions, including U.S. GAAP and Japanese GAAP.
This discussion and analysis contain forward-looking statements. These forward-looking statements relate to expectations for future financial performance, business strategies or expectations for our business. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.
These forward-looking statements are based on information available as of the date of this report and our managements’ current intentions, expectations, forecasts and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside of our control. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date. We do not undertake any obligation to update, add or to otherwise correct any forward-looking statements contained herein to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof or otherwise, except as may be required under applicable securities laws.
You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in this report under “Risk Factors” and include the following:
•the prices, volumes and liquidity of crypto assets under custody, crypto assets under management and how those affect demand for the Company’s services and its fees and other revenue;
•the development, utility and usage of crypto assets, and people’s interest in investing in them, trading them, or including them in investment portfolios, including managed investment portfolios;
•changes in economic conditions and consumer sentiment in Japan, and in other jurisdictions in which our business is or may later be focused;
•cyberattacks and security breaches on, or affecting, Company or vendor platforms, systems or other technical infrastructure;
•the level of demand for any particular crypto asset or crypto assets generally;
•changes to any laws or regulations in the United States, Japan, Canada, the Netherlands, or other jurisdictions where Company customers or prospects reside, or Company activities take place or are

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
anticipated to take place, that are adverse to the Company or its businesses, or failure to comply with any applicable laws or regulations, and our obligations to comply with the laws, rules, regulations, and policies of a variety of jurisdictions if we expand our business outside of Japan;
•administrative sanctions, including fines, or legal claims if we are found to have offered services in violations of applicable laws or to have violated international sanctions regimes;
•our ability to compete and increase market share in a highly competitive industry, including the Japan market and the growing global crypto asset management industry;
•our ability to introduce new products and services, including a combined, integrated or "menu" offering covering trade execution, custody, staking and asset management services, timely or at all;
•any interruptions in services provided by third-party service providers;
•the status of any particular crypto asset as to whether it is deemed a “security” in any relevant jurisdiction;
•the ability to grow and manage growth profitably, with the added risk of seeking to do so following a recent overall shift in our growth strategy; and
•other risks and uncertainties indicated in this report, including those set forth under the section titled “Risk Factors.”
•other risks and uncertainties indicated in this discussion and analysis, as well as those set forth in our Form 20-F for the fiscal year ended March 31, 2026, filed with the SEC on June 29, 2026, accessible on the SEC’s website at www.sec.gov. (the “Form 20-F”), including those set forth under the section of the Form 20-F titled “Risk Factors.”
Should one or more of these risks or uncertainties materialize or should any of the assumptions made by our management prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should keep in mind that any event described in a forward-looking statement made in this report or elsewhere might not occur.
Overview
We have been for several years, and believe we continue to be, a leader in the Japanese retail crypto asset industry. Now, with our recent acquisitions of 3iQ, Aplo and Next Finance, and the potential synergies they provide, our mission is to bring together retail scale, institutional capability and resilient infrastructure in one digital finance platform offering.
You should note when reading this report that our mission statement speaks to a shift in our strategy that is weighted to a non-retail business focus for meaningful growth. “Non-retail,” as we view it for our business strategy, means any of the following: (a) crypto asset management (including sub-advisory) services, such as management of hedge funds and listed exchange-traded funds, and sub-advisory services to financial firms whose independent advisors are including crypto assets in portfolios being offered to their customer bases, (b) white-label or co-branded offerings or similar distribution arrangements with third-party firms who need crypto-asset trade execution and settlement, and/or custody, from a licensed crypto-asset provider so that they may offer crypto asset investments to their customer bases, which we sometimes refer to as CaaS (crypto-as-a-service) or “B2B2C” (business-to-business-to-customer) relationships, (c) crypto asset execution and settlement, and/or custody, services directly to firms or institutions as the end users, and (d) fee-generating activities, such as staking and crypto asset lending, that can be derived from our custody of customer assets.

This Management's Discussion and analysis are mostly focused on our performance and results for the three months ended June 30, 2026, as compared to the three months ended June 30, 2025 and our financial condition as of June 30, 2026. (Please note that we acquired 3iQ effective March 1, 2026 and Aplo in mid-October 2025, so our results for the three months ended June 30, 2025 do not include the results of those two companies). The shift in our strategy that we have described, which happened recently, is, therefore, not meaningfully reflected in the financial periods covered by this report, and our financial results from our strategy shift, assuming it has meaningful success (about which no assurances can be given), may not be reflected in our financial results for the next 12 months or longer. We ask you to read both the strategy shift we have described in our mission statement, and this historical report, in such context.
We offer our customers a multi-cryptocurrency marketplace where we, after securing matching or offsetting orders of our customers or otherwise verifying sufficient liquidity, are the seller or buyer against our customers’ executed orders. Our customers may also use our Exchange platform, which is targeted at more experienced cryptocurrency investors, where we do not act as buyer or seller, but only facilitate order books through which the buyer and seller transact directly with each other. We sometimes make purchases and sales on the Exchange platform to support liquidity for our transactions on the Marketplace platform. We generally do not charge commissions or fees for use of our Exchange platform. On both platforms, in the aggregate (excluding purchases and sales we make on the Exchange platform), we had as of June 30, 2026, according to the JVCEA, a 24.1% market share in Japan by trading volume. We also had, according to the JVCEA, 18.2% of the market share for retail users by number of verified users in Japan.
For the three months ended June 30, 2026, our marketplace trading volume was ¥59 billion. As of June 30, 2026, our verified users in Japan were 2.6 million, our customer assets were ¥632 billion, and our assets under management were ¥106 billion.
Monthly KPIs

The below table shows monthly operating data1 from April 2024 through June 2026:

				April	May	June
				2024
				(In millions, except number of verified accounts)
Exchange trading volume				¥463,858	¥314,753	¥271,697
Marketplace trading volume				¥28,222	¥23,112	¥21,658
Customer assets				¥658,149	¥736,853	¥747,891
Number of verified users[2]				2,014,832	2,040,838	2,060,379

	July	August	September	October	November	December
	2024
	(In millions, except number of verified accounts)
Exchange trading volume	¥371,801	¥411,847	¥278,984	¥324,265	¥728,270	¥621,559
Marketplace trading volume	¥22,724	¥18,992	¥13,412	¥18,916	¥50,404	¥48,116
Customer assets	¥750,366	¥635,917	¥669,357	¥735,675	¥1,106,754	¥1,142,223
Number of verified users	2,077,756	2,090,251	2,100,374	2,110,974	2,152,448	2,197,619

	January	February	March	April	May	June
	2025
	(In millions, except number of verified accounts)
Exchange trading volume	¥595,094	¥410,135	¥454,277	¥366,050	¥375,924	¥312,516
Marketplace trading volume	¥46,700	¥25,629	¥19,637	¥21,672	¥21,333	¥18,525
Customer assets	¥1,285,614	¥873,795	¥859,204	¥886,884	¥989,365	¥1,000,300
Number of verified users	2,258,295	2,278,320	2,291,103	2,302,376	2,325,978	2,351,223

	July	August	September	October	November	December
	2025
	(In millions, except number of verified accounts)
Exchange trading volume	¥388,372	¥318,561	¥243,278	¥461,342	¥415,621	¥332,623
Marketplace trading volume	¥39,165	¥29,146	¥26,358	¥35,996	¥29,023	¥22,651
Customer assets	¥1,239,868	¥1,159,863	¥1,189,218	¥1,177,425	¥1,005,468	¥948,532
Number of verified users	2,378,672	2,400,859	2,421,080	2,442,923	2,460,621	2,475,345

	January	February	March	April	May	June
	2026
	(In millions, except number of verified accounts)
Exchange trading volume	¥298,398	¥295,094	¥324,961	¥171,122	¥129,229	¥197,447
Marketplace trading volume	¥25,768	¥24,143	¥18,814	¥21,603	¥16,790	¥20,709
Customer assets	¥854,338	¥695,190	¥728,041	¥796,469	¥773,102	¥631,633
Number of verified users	2,498,597	2,513,639	2,527,772	2,538,851	2,547,147	2,624,858
1 Exchange trading volume includes trading between matched sellers and purchasers but does not include transactions in which we are a party (including our transactions with cover counterparties). Monthly exchange trading volume data reflects trading volume by sellers and purchasers on a gross basis, and is based on information that we are required to prepare for purposes of monthly reporting to the JVCEA using the calculation methods they prescribe.
2 Verified users are all accounts that have been opened after the account owner completes all application procedures (including “know your customer” or “KYC”), after subtracting therefrom the total number of closed accounts. These numbers are for Coincheck Inc.’s business (do not include Aplo or Next Finance Tech) and, beginning June 2026, include accounts opened under CaaS arrangements Coincheck Inc. has with third-party firms, which are subject to fee-sharing and other economic terms with such third-party firms.

Key Business Metrics and Trends
In addition to our financial results, we use these business metrics, and some of the components of them described below, to evaluate our business, measure our performance, identify trends affecting our business, and make strategic decisions:
Verified Users
Verified users represent users who have fully completed the account-opening application procedures, including KYC procedures, with us. Accordingly, there should only be one account per user (which we sometimes refer to as a verified account). The verified user total is adjusted for accounts that are subsequently closed, but not for those that are inactive. These numbers are for Coincheck ’s retail business (and exclude Aplo or Next Finance). Our verified users increased sequentially for all quarters primarily due, we believe, to growth in our products and services and the overall increase in interest in BTC, ETH, XRP and other crypto assets in Japan. As of June 30, 2026, our number of verified users was approximately 2.6 million. Verified user metrics are used as a key performance indicator in our business management process because our current businesses principally serve retail users. We are able to compare our number of verified users against industry data compiled by the JVCEA to assess our competitive position. Our definition of verified users may be revised in the future if the industry data or metric used changes or there are changes in Japanese rules regarding approval of new users or accounts and how that should be defined.
Monthly Trading Users
Monthly trading users represent our verified users with at least one transaction (a purchase, sale, deposit or withdrawal) on either our Marketplace or Exchange platform in the prior calendar month. We view them as active users on our cryptocurrency exchanges. Monthly trading users drive retail trading volume, and growth in our monthly trading users has historically been correlated with both the price of BTC, ETH, XRP and other crypto assets and volatility within the crypto asset market. We have aimed to expand our revenue opportunities by, in recent years, adding new cryptocurrencies to give more investment options and by marketing cryptocurrency trading to retail investors. We had 69,859 monthly trading users in June 2026 and 83,711 monthly trading users in June 2025.
Customer Assets (by Currency)
Customer assets consist of cryptocurrencies held for customers and fiat currency deposited by customers relating to our Marketplace platform business. Cryptocurrencies held for customers are a measure of the scale of total value held on our cryptocurrency exchanges as of the period indicated. We believe that customer assets reflect the trusted nature of our cryptocurrency exchanges and services. The value of our customer assets is driven by the price, quantity, and type of crypto assets held by customers. Customer assets include cash deposited by customers, which is segregated in a trust account with a trust bank, and customers’ crypto assets that we hold in custody. Because the amount and value of our customer assets are driven by multiple factors, some of which are market dependent, this metric has fluctuated in recent periods.
Trading Volume (by Cryptocurrency)
The trading volume of our Marketplace platform customers is generally correlated with our revenue and is influenced by both price and volatility of BTC, ETH, XRP and other crypto assets. We have experienced periods of low and high trading volume, and therefore revenue, driven by periods of rising or declining crypto asset prices and/or lower or higher volatility within the crypto asset market. During periods of rising Bitcoin prices and higher volatility, we have generally observed higher trading volume on both our Marketplace platform and Exchange platform. There are a number of factors that contribute to changes in price and volatility of a given crypto asset, including, but not limited to: changes in the supply and demand for a particular crypto asset; crypto market sentiment; macroeconomic factors; utility of a particular crypto asset; and other events, such as exchange outages or social media commentary. Market participation by well-known investors can also affect consumer sentiment.
The following table shows the trading volume by currency on our Marketplace platform for each quarter beginning with the three months ended June 30, 2025:

	For the three months ended
	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026	June 30, 2026
	(In millions)
BTC	25,617	33,669	34,491	27,422	19,790
ETH	22,458	38,834	38,761	30,271	31,472
XRP	7,712	13,110	7,805	6,140	4,049
IOST	148	180	134	68	43
ENJ	12	17	26	18	—
LTC	293	501	382	209	301
SAND	125	153	119	71	35
XLM	474	1,181	695	354	469
BCH	515	971	986	986	449
BAT	35	63	250	69	—
DOT	123	149	80	47	41
QTUM	49	105	100	48	—
MONA	39	38	15	11	7
LSK	61	68	84	21	103
SHIB	947	978	662	379	219
Others	2,921	4,653	3,081	2,612	2,126
Total	61,531	94,670	87,672	68,726	59,103
Assets Under Management
Through our acquisition of 3iQ, which became effective on March 1, 2026, we entered the digital asset management business. Assets under management (AUM) is the principal driver of investment management fee revenue. 3iQ’s AUM was ¥128.8 billion and ¥105.5 billion, as of March 31, 2026 and June 30, 2026, respectively.
Factors Affecting Our Results of Operations
The success and historical growth of our business, as well as our financial condition and operating results, have been and will continue to be affected by a number of factors, as described in more detail below.
Price and volatility of crypto assets
For the three months ended June 30, 2026 and 2025, 91.6% and 99.3%, respectively, of our total revenue consisted of transaction revenue generated from trades with customers and cover counterparties in our Marketplace platform business. As a result, our total revenue is highly correlated with the price and volatility of crypto assets. As earlier mentioned, there are a number of factors that contribute to changes in crypto asset prices and volatility, including, but not limited to: changes in the supply and demand for a particular crypto asset; overall crypto market sentiment; macroeconomic factors; the utility of a particular crypto asset; and other events, such as exchange outages, social media commentary, and government policies.
Adoption of crypto assets and offering of new crypto assets
Our financial performance is dependent on the continued growth in interest for, and adoption of, crypto assets by investors in Japan. The number of crypto assets that are tradeable on our cryptocurrency exchanges has increased over time, and we offer 34 different crypto assets on our Marketplace platform as of June 30, 2026. Over time, we have observed an overall positive trend in the total market capitalization of crypto assets, which indicates increased adoption. However, these historical trends are not indicative of future adoption, and it is possible that the adoption of crypto assets and blockchain technology may slow, decline, take longer to develop, or never be as broadly adopted as many anticipate, which would negatively impact our business and operating results.
Ability to competitively price our products and services
Our operating results also depend on our ability to competitively price our products and services. Similar to other financial products, as the crypto asset industry matures we anticipate increased pressure on spreads and commission fees to emerge over time as new, and potentially larger and more established, financial institutions enter the market.
While we believe that we will be able to maintain our position as a trusted brand in Japan and continue to enhance our customer-value proposition and grow our scale, including growing our customer base, in order to offset the effects of any future price pressure on our fees, if we are unable to do so or if such price pressure emerges more rapidly than we anticipate our operating results may be adversely affected.
Marketing
Our primary means of marketing is digital marketing, which allows us to respond flexibly to the impact of changes in the market price of crypto assets. We use television advertisements only to the extent we believe those investments can produce a reasonable return within a reasonable period of time based on our estimated conversion ratio and other factors. Generally, we estimate our return of investment per marketing campaign, which is a primary factor in our decision as to whether we launch the campaign.
We monitor our total marketing costs for customer acquisition (MCC), cost per acquisition (CPA) and customer payback to assess the effectiveness of our marketing. Relevant measures for recent periods are summarized below:
Revenue and Total MCC (Marketplace platform)

MCC (bar chart, left axis)
CPA (line chart, right axis)
(JPY mm)
(JPY)
Revenue generated from the users who completed KYC process during each quarter (bar chart, left axis)
1st - 3rd month
4th - 6th month
7th - 9th month
10th month - 24th month
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
10,000
8,000
6,000
4,000
2,000
0
750
1,329
1,529
1,262
1,047
1,753
1,208
1,009
1,362
1,184
1,019
728
4,047
3,716
3,163
6,553
6,222
5,590
6,530
7,183
6,696
6,123
6,095
2,122
140
126
261
519
249
544
610
432
468
332
320
206
Jul.-Sep.
Oct.-Dec.
Jan.-Mar.
Apr.-Jun.
Jul.-Sep.
Oct.-Dec.
Jan.-Mar.
Apr.-Jun.
Jul.-Sep.
Oct.-Dec.
Jan.-Mar.
Apr.-Jun.
2023
2024
2025
2026

Source: Coincheck internal data.
____________
(1) The table above provides our total MCC, CPA, and customer payback for the periods from July 2023 to June 2026. The left bar for each quarter details our total marketing costs, whereas the right bar for each quarter details our customer payback amount for 24 months, including the month in which each customer completed the KYC process, for the cohort of customers that were acquired within the quarter. The line above each set of bars provides our CPA for each given quarter. This number is derived by taking the MCC in a given period and dividing it by the total incremental customers that completed our KYC process in that respective quarter.
(2) MCC and revenue in the table above also include items that are recognized as deductions from sales for accounting purposes.
(3) For the three months ended March 2024, our MCC totaled ¥261 million, representing a CPA of approximately ¥3,168. Customers acquired during this period subsequently generated cumulative net revenue of ¥1,529 million over the following 24 months. In the chart, the left bar for each quarter reflects the fixed MCC incurred during that period. The right bar represents the cumulative revenue generated by the corresponding customer cohort, measured over a 24-month period following acquisition (or through March 2026 for cohorts that have not yet reached 24 months). The stacked segments within each revenue bar illustrate the timing of revenue realization: gray (months 1–3), light blue (months 4–6), purple (months 7–9), and light green (months 10–24).
(4) Beginning June 1, 2026, CPA is affected by new customer accounts opened through CaaS relationships, which have both a much lower cost per account and much lower transaction fees per trade than accounts that are directly acquired.
The markets for crypto assets continue to evolve, and the number of new accounts opened in a certain period is heavily influenced by a variety of external factors, including price trends of the cryptocurrencies supported on our cryptocurrency exchanges and media coverage regarding crypto asset markets. Because of the volatility in markets for crypto assets and the highly variable nature of our advertising and promotion expenses, these historical metrics may be of limited value in predicting future performance. We expect to continue to consider the latest market trends, our financial condition and other factors, in addition to historical experience of marketing effectiveness in any given period, in determining appropriate levels of marketing expenditures. In addition, we plan to continue to invest in the development of and market new products and services.
Regulation in Japan and international markets
Our financial prospects and continued growth depend in part on our ability to continue to operate in a manner compliant with applicable regulations. Our business is subject to the oversight of numerous regulatory and self-regulatory agencies in Japan, including, but not limited to, JFSA and the JVCEA. We received our license as a crypto asset exchange service provider from the JFSA in January 2019. There are also changes in regulation that are in process, mainly Japan's parliament having passed a law on July 15, 2026 reclassifying cryptocurrencies as "financial assets" under the Financial Instrument and Exchange Act (FIEA) rather than treating them merely as payment tools under the Payment Services Act, which is anticipated to become effective in 2027.
Our strategy is to continue to invest in our finance, legal, compliance, and security functions in order to remain at the forefront of crypto policy initiatives and regulatory trends in Japan and maintain our reputation and trust with customers and regulators. Mr. Satoshi Hasuo, our Chief Stakeholder Officer, is also a director of the JVCEA, and we have a leadership role in the regulatory working group of the JVCEA. As the industry matures, we may experience fluctuations in our operating results as a result of changes in the law and regulations that are applicable to our business, which may limit our ability to support new blockchains and crypto assets and offer our products and services.
Additionally, as an SEC-registered company that is listed on Nasdaq, we are subject to certain reporting and regulatory requirements in the United States.
Components of Results of Operations
Total revenue
Total revenue is generated from several distinct sources. The primary components include: transaction revenue from customers and cover counterparties relating to our Marketplace platform business; transaction revenue from Aplo’s prime brokerage services; staking revenue; commission received; investment management fee revenue; and other revenue.
We offer 34 different types of cryptocurrencies on our Marketplace platform as of June 30, 2026, including BTC, ETH, XRP and other altcoins. Our revenue is susceptible to significant fluctuations as trading volumes depend on cryptocurrency market volatility and prices, which ultimately impact how much revenue we earn. Additionally, if a type of cryptocurrency is purchased and settled by another type of cryptocurrency in a cover transaction, the settlement is treated as a sale transaction under IFRS 15 Revenue from Contracts with Customers. Consequently, the accounting treatment of this type of cover transactions results in higher reported gross revenue relative to the underlying customer transaction volume.
Transaction revenue
Transaction revenue from our Marketplace platform business is derived from transactions with customers and cover counterparties. The table below shows this breakdown of transaction revenue for the fiscal periods indicated:

	For the three months ended June 30,
(In Millions)	2026	2025
Marketplace platform business
Transaction revenue from customers	¥48,033	¥44,860
Transaction revenue from cover counterparties	56,743	38,504
Transaction revenue - Institutional	8,255	—
Transaction revenue (total)	¥113,031	¥83,364
Transaction revenue is recognized at the time the transaction is processed. We have experienced periods of low and high-trading volume, and therefore transaction revenue, driven primarily by periods of rising or declining BTC prices and/or lower or higher-cryptocurrency volatility. During periods of rising BTC prices and higher volatility, we have generally observed higher transaction revenue generated by our Marketplace platform business.
Average spread
For customer purchase and sale transactions in the Marketplace platform business, Coincheck is always the seller to, and buyer from, the customer, and its compensation is in the form of a price spread. The spread we set is generally in a range of 0.1% to 5.0% of the transaction’s asset value, and can change from time to time. For the three months ended June 30, 2026 and 2025, our average spread (our fee) per transaction in the Marketplace platform business was 3.26% and 3.31%, respectively.
Commission received
Our commission received consists primarily of remittance fees, deposit and withdrawal and transfer fees, custodial fees, commissions received from the issuer and subscribing customers in the IEO business, commissions that arise from transactions on the Coincheck NFT Marketplace, commissions that arise from transactions on our Exchange platform, and other commissions.
Investment management fee revenue
Investment management fee revenue consists of fees earned by 3iQ for providing asset management and sub-advisory services to the funds and accounts it manages. These fees are generally calculated as a contractual percentage of assets under management and are recognized over the period during which the services are provided. Because we acquired 3iQ, which became effective on March 1, 2026, our consolidated results include investment management fee revenue only from March 1, 2026.
Staking revenue
Staking revenue refers to staking rewards in crypto assets received by making company or customer digital assets available to support network validation activities.
Expenses
Expenses consist of cost of sales and selling, general, and administrative expenses.
Cost of sales

Our cost of sales mainly consists of crypto assets once acquired from users and cover counterparties on the Marketplace platform or Exchange platform and from institutional customers and cover counterparties, and staking reward distribution to customers.
Selling, general, and administrative expenses
Personnel expenses and advertising and promotion expenses are the largest components of our selling, general, and administrative expenses. Our personnel expenses are expected to scale if and as our revenues grow. In addition, systems-related expenses are correlated with user numbers and trading volumes and are incurred in order to support our mobile and desktop web applications and trading operations system.
Our other costs are relatively fixed in nature, which we believe allows us to target significant operating leverage through growth of our customer base. We believe that our expense structure enables us to be profitable, or minimize loss, even in periods with low trading volume.
Selling, general, and administrative expenses consist primarily of the following:
•Personnel expenses. Personnel expenses consist of salaries and bonuses of our employees, and share-based compensation for restricted share units. Share-based compensation was granted to managing directors and officers, board members and other qualified employees and non-employee consultants.
•Advertising and promotion expenses. Advertising and promotion expenses primarily include expenses incurred for the advertising of our products in various media, including television, press, and internet (including social media and online video-sharing platforms) and affiliate marketing programs.
•Professional fees. Professional fees consist of legal, accounting and other consulting fees. Professional fees include transaction expenses related to Company business acquisition.
•Communication expenses. Communication expenses include cloud service expenses such as Amazon Web Services.
•Subcontract expenses. Subcontract expenses include outsourcing costs.
Selling, general, and administrative expenses also include depreciation and amortization, business management service fees, transaction related costs, subcontract labor costs, tax expenses, and other expenses.
Other Income and Expenses
Other income
Other income is revenue that is separate from the core operations of our business, such as exchange gain or other amounts outside of our primary business activities.
Other expenses
Other expenses consist primarily of exchange loss.
Financial Income and Expenses
Financial income

Financial income consists primarily of change in fair value of warrant liabilities.
Financial expenses
Financial expenses consist primarily of interest expenses and change in fair value of warrant liability.
Historical Results of Operations
Comparison of the three months ended June 30, 2026 to the three months ended June 30, 2025
The following table shows selected condensed consolidated interim statements of profit or loss data for the three months ended June 30, 2026 and 2025:

	For the three months ended June 30,
(In millions)	2026	2025
Revenue:
Revenue	¥113,232	¥83,553
Other revenue	1,100	436
Total revenue	114,332	83,989
Expenses:
Cost of sales	111,412	81,288
Selling, general and administrative expenses	4,293	3,571
Total expenses	115,705	84,859
Operating loss	(1,373)	(870)
Other income and expenses
Other income	267	1
Other expenses	(14)	(132)
Financial income	31	1
Financial expenses	(95)	(251)
Share of loss of equity-accounted investees, net of tax	(24)	—
Loss before income taxes	(1,209)	(1,251)
Income tax expense (benefit)	(33)	126
Net loss for the period attributable to owners of the Company	¥(1,176)	¥(1,377)
Revenue. Revenue was ¥113,232 million for the three months ended June 30, 2026, an increase of ¥29,679 million, or 36%, from ¥83,553 million for the three months ended June 30, 2025. The increase was due mainly to an increase of ¥21,412 million in transaction revenue from Marketplace platform business and transaction revenue of ¥8,255 million of Aplo.
Other revenue. Other revenue was ¥1,100 million for the three months ended June 30, 2026, an increase of ¥664 million from ¥436 million for the three months ended June 30, 2025. The increase was due mainly to investment management fee revenue of ¥404 million and an increase of ¥198 million in staking revenue.
Cost of sales. Cost of sales was ¥111,412 million for the three months ended June 30, 2026, an increase of ¥30,124, or 37%, from ¥84,859 million for the three months ended June 30, 2025. This increase was due mainly to an increase of ¥21,604 million in cost of sales from Marketplace platform business and ¥8,243 million in cost of sales of Aplo.

Selling, general, and administrative expenses. Selling, general, and administrative expenses were ¥4,293 million for the three months ended June 30, 2026, an increase of ¥722 million, or 20%, from ¥3,571 million for the three months ended June 30, 2025. The increase was due mainly to higher operating costs from increased headcount and business expansion, including the addition of employees and operations from the 3iQ and Aplo acquisitions.
Operating loss. Operating loss was ¥1,373 million for the three months ended June 30, 2026, as compared to an operating loss of ¥870 million for the three months ended June 30, 2025. The primary driver of this increase was higher selling, general, and administrative expenses for the three months ended June 30, 2026, partially offset by investment management fee revenue.
Other income. Other income was ¥267 million for the three months ended June 30, 2026, an increase of ¥266 million from ¥1 million for the three months ended June 30, 2025. The increase was due mainly to foreign exchange gain.
Other expenses. Other expenses were ¥14 million for the three months ended June 30, 2026, a decrease of ¥119 million from ¥132 million for the three months ended June 30, 2025. The decrease relates primarily to foreign exchange loss of ¥131 million that occurred for the three months ended June 30, 2025.
Financial income. Financial income was ¥31 million for the three months ended June 30, 2026, an increase of ¥30 million from ¥1 million for the three months ended June 30, 2025. The increase was due mainly to investment income earned for the three months ended June 30, 2026.
Financial expenses. Financial expenses were ¥95 million for the three months ended June 30, 2026, a decrease of ¥155 million from ¥251 million for the three months ended June 30, 2025. The decrease was due mainly to change in fair value of the warrant liability.
Income tax expenses. The Company recorded an income tax benefit of ¥33 million for the three months ended June 30, 2026, compared to an income tax expense of ¥126 million for the three months ended June 30, 2025. The change was due mainly to the consolidation of newly acquired subsidiaries with taxable losses for the three months ended June 30, 2026.
Liquidity and Capital Resources
We finance our operations primarily with our cash flows from operating activities. Our fundamental principles are to build and maintain a financial base for the purpose of maintaining soundness and efficiency of operations and achieving sustainable growth. According to these principles, we plan on conducting capital investment, profit distribution, and repayment of any loans based on our operating cash flows through the development and rendering of our crypto asset exchange services.
Cash and cash equivalents mainly consist of bank deposits. As of June 30, 2026, we had cash and cash equivalents of ¥16,081 million. As of June 30, 2026, we also had cash segregated as deposits of ¥43,224 million. In accordance with Japanese laws and regulations, 100% of the legal tender deposited by customers is protected by trust companies. Therefore, cash deposited by customers is accounted for under different accounts depending on whether it is protected by trust companies or not. Additionally, Coincheck entered into a line of credit with our affiliate, Monex Finance Corporation, with aggregate commitments as of June 30, 2026, and March 31, 2026 of ¥5,000 million and ¥5,000 million, respectively. During the year ended March 31, 2026, the commitment line with Monex Finance Corporation was utilized on a short-term revolving basis for liquidity management purposes, with amounts periodically drawn and repaid throughout the year. No amounts were outstanding under this arrangement as of June 30, 2026 or March 31, 2026. On September 1, 2025, Coincheck entered into a ¥500 million subordinated loan with Monex Finance Corporation. As of June 30, 2026, the balance outstanding under this was ¥500 million. Coincheck Parent entered into its own commitment line contract of $16.0 million as a debtor with Monex Finance Corporation in December 2024, for the purpose of stable operating capital. As of March 31, 2026, the balance outstanding under this facility was ¥2,024 million ($12.7 million). For the three months ended June 30, 2026, the outstanding balance was paid down in full, and this credit facility has since expired as of June 30, 2026.
In addition, Coincheck entered into a committed credit line for ¥200 million with JSF Trust and Banking Co., Ltd. in June 2021, which was increased to ¥1,000 million as of June 30, 2026, and has been making short-term borrowings under this agreement several times a year, however, all of the borrowings were repaid within about a week of the making of each respective loan and the credit line was unused as of June 30, 2026. We believe our existing cash and cash equivalents, together with our loan arrangements, are sufficient to meet our immediate working capital and capital expenditure needs.
We hold crypto assets on our condensed consolidated interim statements of financial position principally to facilitate customer transactions in our Marketplace platform business. Because most customer crypto assets are held in segregated cold wallets and are not accessible for settlement purposes, we hold crypto assets in our own wallets (nearly all of which are crypto assets borrowed from customers under our Coincheck Lending program) to facilitate prompt settlement of transactions. As of June 30, 2026, we had ¥32,932 million of crypto assets held (current assets). These cryptocurrencies are held and treated as inventories that are recorded at fair value as of the end of the reporting period. The fair value is measured by using a midmarket pricing of the principal market or the most advantageous market. As of June 30, 2026, crypto asset borrowings under our Coincheck Lending program totaled ¥32,652 million. We determine the amount of crypto assets to hold based on the total size of our customer assets and recent trading levels. Our finance department is responsible for monitoring and determining the appropriate amount and our treasury department is then responsible for managing what amount of crypto assets to hold in hot wallets and to deposit with cover counterparties in accordance with our internal policies. In the interest of security, our policy is to hold the majority of customer crypto assets in cold wallets and to hold in hot wallets the amount of crypto assets we deem necessary for expected settlement transactions with cover counterparties and external transfer requests.
The following table shows the amounts held by crypto asset for Coincheck, as well as in hot wallets and cold wallets, or deposited with cover counterparties, as of June 30, 2026 and March 31, 2026.

	As of
(In millions)	June 30, 2026	March 31, 2026
BTC	25,827	¥28,554
ETH	2,061	2,659
XRP	4,389	5,806
IOST	20	29
XLM	145	123
BCH	130	303
LTC	86	106
LSK	2	3
MONA	7	6
Others	265	285
Total	¥32,932	¥37,876

Amount held in cold wallets	31,667	36,148
Amount held in hot wallets	1,109	1,609
Amount deposited with counterparties	156	119
The following table shows the amount of borrowed crypto assets, by crypto asset, as of June 30, 2026 and March 31, 2026:

	As of
(In millions)	June 30, 2026	March 31, 2026
BTC	¥25,817	¥28,534
ETH	1,839	2,433
XRP	4,389	5,804
IOST	19	28
XLM	145	122
BCH	130	301
ETC	38	42
LTC	85	2
LSK	2	106
MONA	7	6
Others	462	164
Total borrowed crypto assets	¥32,932	¥37,543
We monitor the risk related to crypto assets held in hot wallets or deposited with cover counterparties closely, and our policy is to restrict such amounts to the level necessary to support our operations. As of June 30, 2026, Coincheck's crypto assets held (current assets) were ¥32,932 million, of which crypto assets borrowed from customers accounted for ¥32,652 million. As of June 30, 2026, the aggregate of crypto assets held in hot wallets and crypto assets deposited with our cover counterparties was ¥1,265 million, as compared to our cash and cash equivalents of ¥16,081 million.
Borrowing cryptocurrencies from our customers enables us to facilitate trading on our Marketplace platform at a lower cost than procuring the cryptocurrencies from alternate sources. The terms of the borrowing arrangements also limit our exposure to the price risk of the underlying crypto assets because we return such crypto assets in kind at the end of the borrowing period. Both our crypto assets held in current assets and our crypto asset borrowings are reported at fair value so the impact of price changes in the underlying crypto assets are offset. We utilize borrowed crypto assets to facilitate the prompt execution of customer transactions and cover transactions at external exchanges. We do not use borrowed crypto assets for proprietary trading or to enter into unhedged positions. We have not experienced difficulties in borrowing crypto assets from our customers or in executing cover transactions with our cover counterparties in order to support the operation of our Marketplace platform. Nevertheless, in the event that borrowing from our customers becomes limited or unavailable, we would seek to secure the crypto assets necessary to facilitate the operation of our Marketplace platform by borrowing from third parties. However, there is no guarantee that we would be able to find third parties to borrow the needed amount of crypto assets, in which case we would seek to purchase such crypto assets in the market, exposing us to price risk. In our Marketplace platform trading operations, we seek to limit our net open position at any given time by setting internal policy threshold amounts for each cryptocurrency supported and executing cover transactions when the relevant threshold is reached.

We have not invested in cryptocurrencies for our own account (apart from inventory we acquire to support liquidity for transactions), but we may do so in the future.
Under IFRS Accounting Standards, there are no accounting standards specifically related to transactions for crypto assets. In order to determine the accounting treatment, we follow the requirements of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, and refer to the conceptual framework for financial reporting, and standards related to similar matters. In this context, we consider various factors to evaluate whether we have control for accounting purposes over crypto assets, and account for these transactions accordingly.
Under the Payment Services Act, we are defined as a Crypto Asset Exchange Service Provider (CAESP) and are subject to certain regulations regarding the management of the crypto assets of our customers. For example, we must segregate all fiat currency and cryptocurrencies of our customers from our own property, keep cryptocurrencies we own in separate wallets, and keep at least 95% of our customers’ cryptocurrencies in wallets that are not connected to the internet, or “cold wallets." Accordingly, we have separate wallets for our owned cryptocurrencies and those deposited by our customers, and manage them separately.
Because we safeguard customers’ cryptocurrencies in accordance with the requirements of the Payment Services Act, the Cabinet Office Ordinance on Virtual Currency Exchange Service Providers, and other applicable laws and regulations, we estimate that the possibility of potential loss events is remote. Therefore, we determined that there are no loss contingencies related to an obligation to safeguard customer crypto assets from loss or theft as of June 30, 2026.
Airdrops and forks are events that are unique to cryptocurrency businesses, including ours. As these events occur independently of our decision-making process, it is challenging for us to comprehensively understand and value each specific airdrop or fork. We have limited ability to predict whether the sale of cryptocurrencies received from airdrops or forks will be material to our future earnings, which is dependent on the future market viability and fair value of such cryptocurrencies. On the other hand, for airdrops and forks that may have a significant impact, we consider granting such crypto assets to our customers depending on the volume of cryptocurrencies deposited with us. When considering whether or not to grant such cryptocurrencies to customers, we first confirm that the cryptocurrencies can be transferred securely, and after such confirmation we recognize the granted cryptocurrencies based on the market price of such asset. Under our current policy, we do not monetize any cryptocurrencies granted through airdrops and forks that have not yet been granted to customers.
Our future capital requirements will depend on many factors, including market acceptance of crypto assets and blockchain technology, our growth, our ability to attract and retain customers on our cryptocurrency exchanges, the continuing market acceptance of products and services, the introduction of new products and services on our cryptocurrency exchanges, expansion of sales and marketing activities, overall economic conditions, and expected changes in regulatory requirements that may increase minimum capital requirements as early as 2027. While we believe we have sufficient liquidity and expect to have funds from operations to support our operations and meet our current business plans, we may be required to seek additional funding to the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities. We expect to monitor financial conditions and from time to time may opportunistically raise additional funds through the offer and sale of equity securities or debt financing. Any sale of additional equity securities may result in additional dilution to our shareholders. Any additional debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital or debt financing when desired, our business, operating results, and financial condition could be adversely affected.
Cash flows
The following tables show our cash flow data for the quarters ended June 30, 2026 and 2025:

	For the three months ended June 30,
(In millions)	2026	2025
Net cash provided by (used in) operating activities	¥(1,143)	¥846
Net cash used in investing activities	(228)	(281)
Net cash provided by financing activities	7,872	1,496
Effect of exchange rate change on cash and cash equivalents	122	(8)
Net increase in cash and cash equivalents	6,501	2,061
Cash and cash equivalents at the beginning of period	9,458	8,584
Cash and cash equivalents at the end of period	¥16,081	¥10,636
Comparison of the three months ended June 30, 2026 with the three months ended June 30, 2025
In the three months ended June 30, 2026, we had ¥1,143 million net cash used by operating activities, ¥228 million net cash used in investing activities, and ¥7,872 million net cash provided by financing activities. As a result, cash and cash equivalents at the end of the three months ended June 30, 2026 increased by ¥6,501 million, to ¥16,081 million, from ¥9,458 million at March 31, 2026.
Net cash used by operating activities was ¥1,143 million in the three months ended June 30, 2026, a change of ¥1,988 million from net cash provided by operating activities of ¥846 million in the three months ended June 30, 2025. This change was mainly due to a ¥1,391 million decrease in net cash provided by customer deposit activities (deposits received, net of the offsetting release of cash segregated as deposits), from ¥1,894 million provided in the three months ended June 30, 2025 to ¥503 million provided the three months ended June 30, 2026.
Net cash used in investing activities was ¥228 million in the three months ended June 30, 2026, compared to ¥281 million in the three months ended June 30, 2025. Net cash used in investing activities mainly consisted of ¥247 million and ¥157 million of expenditure on internally generated intangible assets in the three months ended June 30, 2026 and in the three months ended June 30, 2025, respectively.
Net cash provided by financing activities was ¥7,872 million in the three months ended June 30, 2026, compared to net cash provided by financing activities of ¥1,496 million in the three months ended June 30, 2025. Net cash provided by financing activities mainly consist of ¥9,999 million of Ordinary Shares issuance, net of issuance costs in the three months ended June 30, 2026.
Off-Balance Sheet Arrangements
During the periods presented, we did not have, and we do not currently have, any off-balance sheet financing arrangements or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.